UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Solitron Devices, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

834256208

(CUSIP Number)

Shevach Saraf

c/o Brenner, Saltzman & Wallman LLP

Attn: Wayne A. Martino, Esq.

271 Whitney Avenue

New Haven, Connecticut 06511-3714

(203) 772-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834256208	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Shevach Saraf
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 834256208	Page 3 of 5

This Amendment No. 7 (the “Amendment”) amends and supplements the statement on Schedule 13D dated February 16, 1993, as amended by Amendment No. 1 to the Schedule 13D dated June 10, 1993, Amendment No. 2 to the Schedule 13D dated July 14, 1993, Amendment No. 3 to the Schedule 13D dated October 19, 1993, Amendment No. 4 to the Schedule 13D dated February 12, 1994, Amendment No. 5 to the Schedule 13D dated February 15, 1994 and Amendment No. 6 to the Schedule 13D dated August 29, 1994 (together the “Original Schedule 13D”), with respect to the common stock, par value $0.01 per share, of Solitron Devices, Inc., a Delaware corporation (the "Issuer"), filed by Shevach Saraf (the “Reporting Person”).

The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on August 1, 2016.

Item 1. Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This Amendment relates to shares of common stock, par value $0.01 per share, of the Issuer (the "Common Stock"). The principal executive offices of the Issuer are located 3301 Electronics Way, West Palm Beach, Florida 33407.

Item 2. Identity and Background.

Item 2 is deleted in its entirety and replaced with the following text:

This Amendment is being filed on behalf of the Reporting Person, an individual residing in the State of Florida.

The address of the Reporting Person is 6742 Forest Hill Blvd., #162, West Palm Beach, Florida 33413. On July 22, 2016, the Reporting Person retired as Chairman, Chief Executive Officer, President, Chief Financial Officer, Treasurer and a member of the Board of Directors of the Issuer, and has no other present principal occupation or employment. The Reporting Person is a United States citizen.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On July 22, 2016, the Reporting Person retired as Chairman, Chief Executive Officer, President, Chief Financial Officer, Treasurer and a member of the Board of Directors of the Issuer. In connection with his retirement, the Reporting Person entered into a Separation and General Release Agreement (the "Separation Agreement"), dated July 22, 2016, with the Issuer. Mr. Saraf also resigned from all positions with the Issuer including his position as Trustee of the Issuer's 401(k) plan. On August 1, 2016, in connection with the Separation Agreement, the Reporting Person sold (i) 331,027 shares of the Issuer's Common Stock for a sales price of $3.91 per share; (ii) exercisable stock options held by the Reporting Person for 35,449 shares of the Issuer's Common Stock pursuant to his stock option agreements for a sales price of $2.86 per share; and (iii) exercisable stock options held by the Reporting Person for 254,624 shares of the Issuer's Common Stock pursuant to his stock option agreements for a sales price of $3.51 per share.

CUSIP No. 834256208	Page 4 of 5

Item 4. Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information regarding the Reporting Person's sale of shares of the Issuer's Common Stock and exercisable stock options in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) As of the date of this Amendment, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

There were no additional transactions in the last 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on August 1, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 22, 2016, in connection with his retirement, the Reporting Person entered into the Separation Agreement with the Issuer. On July 22, 2016, the Reporting Person and the Issuer also entered into the Option Cancellation Agreement (the "Option Cancellation Agreement") for the purpose of documenting the termination and cancellation of the exercisable stock options held by the Reporting Person for 290,073 shares of the Issuer's Common Stock pursuant to his stock option agreements. The Separation Agreement and Option Cancellation Agreement are filed hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Separation and General Release Agreement, dated July 22, 2016, between Shevach Saraf and Solitron Devices, Inc. (A portion of this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 27, 2016).

Exhibit 99.2	Option Cancellation Agreement, dated July 22, 2016, between Shevach Saraf and Solitron Devices, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed July 27, 2016).

CUSIP No. 834256208	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2016	/s/ Shevach Saraf
Shevach Saraf